SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)

                              M & F Worldwide Corp.
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                                (Name of issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    552541104
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 5, 2003
--------------------------------------------------------------------------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

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CUSIP No. 552541104                13D                         Page 2 of 9 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Mafco Holdings Inc.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                        (b) |_|
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

           WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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       NUMBER OF           7   SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  0
        OWNED BY       --------------------------------------------------------
          EACH             8   SHARED VOTING POWER
       REPORTING
         PERSON                     7,328,800
          WITH         --------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    0
                       --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    7,328,800
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,328,800
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.8%
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14       TYPE OF REPORTING PERSON

                  CO
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


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CUSIP No. 552541104                13D                         Page 3 of 9 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Mafco Consolidated Group Inc.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
       NUMBER OF           7   SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  0
        OWNED BY       --------------------------------------------------------
          EACH             8   SHARED VOTING POWER
       REPORTING
         PERSON                     6,828,800
          WITH         --------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    0
                       --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    6,828,800
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,828,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.2%
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14       TYPE OF REPORTING PERSON

           CO
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

         This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002 and Amendment No. 17 thereto dated December 4, 2002 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group Inc., a Delaware corporation ("Mafco Consolidated Group"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background.
            -----------------------

            Item 2(a)-(c) is hereby amended by adding the following at the end thereof:

            "This statement is being filed by Mafco Holdings and Mafco Consolidated Group (collectively, the "Reporting Persons") with respect to shares of Common Stock that may be beneficially owned by the Reporting Persons.

            A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors and executive officers of each of the Reporting Persons, is attached hereto."

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Item 3 is hereby amended by adding the following at the end thereof:

            "Mafco Consolidated Group acquired the Open Market Shares (as defined below) in the open market for an aggregate purchase price of $1,738,404, or an average price of approximately $9.66 per share, which funds were obtained from cash on hand."

Item 4.     Purpose of Transaction.
            ----------------------

            Item 4 is hereby amended by adding the following at the end thereof:

            "Prior to the acquisition by Mafco Consolidated Group of the Open



                               Page 4 of 9 Pages

Market Shares, the Board of Directors of the Company provided the necessary authorization to permit such acquisition.

            On November 5, 2003, in accordance with the provisions of the Company's certificate of incorporation, the Board of Directors of the Company approved the acquisition by Mafco Consolidated Group of up to 750,000 additional shares of Common Stock in the open market, having determined that such number of shares can be purchased without materially and adversely affecting the Company's net operating loss carryforwards.

            The Reporting Persons may purchase such additional shares of Common Stock, but only at such time, at such prices and in such amounts as they determine to be advantageous.

            Donald G. Drapkin, a Director and Vice Chairman of Mafco Holdings, purchased the Drapkin Shares (as defined below) for investment purposes."

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5 is hereby amended by adding the following at the end thereof:

            "(a)-(b) As of September 30, 2003, based upon information provided by the Company, there were 18,371,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated Group beneficially owns 6,828,800 shares of Common Stock, representing approximately 37.2% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 6,828,800 shares of Common Stock beneficially owned by Mafco Consolidated Group and the 500,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (an aggregate of 7,328,800 shares of Common Stock, representing 38.8% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), by virtue of Mafco Holdings' ownership of 100% of the common stock of Mafco Consolidated Group and Mr. Perelman's 100% ownership of Mafco Holdings' common stock.

            Mr. Drapkin beneficially owns 50,000 shares of Common Stock (the "Drapkin Shares"), representing less than 1% of the Common Stock outstanding. Mr. Drapkin has sole power to vote and dispose of the shares of Common Stock that he owns.

            (c) The following transactions were effected during the past sixty days by the persons named above:

            During the period September 18, 2003 through September 30, 2003, Mafco Consolidated Group acquired 180,000 shares of Common Stock (the "Open Market Shares") in the open market for an aggregate purchase price of $1,738,404, as follows:


                               Page 5 of 9 Pages

    Date                   No. of Shares               Purchase Price Per Share
    ----                   -------------               ------------------------

  09/18/03                    46,000                          $9.56
  09/22/03                    10,000                          $9.60
  09/25/03                       400                          $9.60
  09/26/03                     1,100                          $9.60
  09/29/03                    75,000                          $9.70
  09/30/03                    46,900                          $9.70
  09/30/03                       600                          $9.69


            (d)      Not Applicable.

            (e)      Not Applicable."





                               Page 6 of 9 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.



Dated: November 7, 2003


                                  MAFCO HOLDINGS INC.
                                  MAFCO CONSOLIDATED GROUP INC.


                                  By: /s/ Barry F. Schwartz
                                      ----------------------
                                      Barry F. Schwartz
                                      Executive Vice President & General Counsel




                               Page 7 of 9 Pages

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
            OF MAFCO HOLDINGS INC. AND MAFCO CONSOLIDATED GROUP INC.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc. and Mafco Consolidated Group Inc. are set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                               MAFCO HOLDINGS INC.

Name and Position
(if different from
Principal Occupation           Present Principal Occupation or
or Employment)                 Employment and Address
---------------------          -------------------------------------------------

Ronald O. Perelman             Director, Chairman and Chief Executive Officer
                               of Mafco Holdings Inc.

Donald G. Drapkin              Director and Vice Chairman of Mafco Holdings Inc.

Howard Gittis                  Director and Vice Chairman of Mafco Holdings Inc.

Barry F. Schwartz              Executive Vice President and General Counsel of
                               Mafco Holdings Inc.

Todd J. Slotkin                Executive Vice President and Chief Financial
                               Officer of Mafco Holdings Inc.





                               Page 8 of 9 Pages

                          MAFCO CONSOLIDATED GROUP INC.

Name and Position
(if different from                          Present Principal Occupation or
Principal Employment)                       Employment and Address
---------------------                       ---------------------------------

Ronald O. Perelman                          Director, Chairman and
Director and Chairman                       Chief Executive Officer of
                                            Mafco Holdings Inc.

Howard Gittis                               Director and Vice Chairman of Mafco
Director and Vice Chairman                  Holdings Inc.

Barry F. Schwartz                           Executive Vice President and
Executive Vice President and                General Counsel of Mafco
General Counsel                             Holdings Inc.

Todd J. Slotkin                             Executive Vice President and
Executive Vice President                    Chief Financial Officer of
and Chief Financial Officer                 Mafco Holdings Inc.






                               Page 9 of 9 Pages